

07008155

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45531

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic Financial Services of Maine, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Exchange Street
(No. and Street)

Portland	Maine	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P.M. Higgins 207-775-2354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Runyon Kersteen Ouellette
(Name – *if individual, state last, first, middle name*)

20 Long Creek Drive	South Portland	Maine	04106
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
AUG 31 2007

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P.M. Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic Financial Services of Maine, Inc., as of August 20, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

8/20/07

Notary Public State of Maine County of Cumberland, My commission expires 8/6/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)

Financial Statements

June 30, 2007 and 2006


Runyon
Kersteen
Ouellette

Certified Public Accountants and Business Consultants

Independent Auditor's Report

To the Stockholder
Atlantic Financial Services of Maine, Inc.

We have audited the accompanying balance sheets of Atlantic Financial Services of Maine, Inc. a subsidiary of Ram Trust Services, Inc. as of June 30, 2007 and 2006 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Financial Services of Maine, Inc. as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information included in Supplemental Schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements of Atlantic Financial Services of Maine, Inc., but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Runyon Kersteen Ouellette

August 8, 2007
South Portland, Maine

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Balance Sheets
June 30, 2007 and 2006

		2007	2006
ASSETS			
Current assets:			
Cash and cash equivalents	$	58,319	62,224
Commissions receivable		8,940	25,903
Prepaid expenses		1,187	1,975
Total current assets		68,446	90,102
Equipment:			
Equipment		2,037	2,037
Less accumulated depreciation		(2,037)	(2,037)
Net equipment		-	-
Total assets	**$**	**68,446**	**90,102**
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current liabilities:			
Accounts payable		2,393	3,901
Income taxes payable to parent company		11,626	9,976
Total current liabilities		14,019	13,877
Stockholder's equity:			
Common stock, $0.1 stated value; authorized 10,000 shares, issued and outstanding 100 shares		1	1
Additional paid-in capital		36,576	36,576
Retained earnings		17,850	39,648
Total stockholder's equity		54,427	76,225
Total liabilities and stockholder's equity	**$**	**68,446**	**90,102**

See accompanying notes to financial statements.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Statements of Income
Years Ended June 30, 2007 and 2006

		2007	2006
Revenue:			
Commission revenue	$	288,521	193,841
Other income		1,813	16,886
Total revenue		290,334	210,727
Expenses:			
Salaries, wages and commissions		59,126	56,455
Payroll taxes and benefits		11,748	11,057
Professional fees		13,646	11,335
NASD fees		788	3,433
Clearing broker charges		64,817	39,483
Other expenses		19,323	23,519
Total expenses		169,448	145,282
Income before income taxes		120,886	65,445
Income tax expense		35,684	14,552
Net income	**$**	**85,202**	**50,893**

See accompanying notes to financial statements.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Statements of Changes in Stockholder's Equity
Years Ended June 30, 2007 and 2006

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, June 30, 2005	$	1	36,576	26,155	62,732
Dividends paid to parent Company		-	-	(37,400)	(37,400)
Net income		-	-	50,893	50,893
Balance, June 30, 2006		1	36,576	39,648	76,225
Dividends paid to parent Company		-	-	(107,000)	(107,000)
Net income		-	-	85,202	85,202
Balance, June 30, 2007	**$**	**1**	**36,576**	**17,850**	**54,427**

See accompanying notes to financial statements.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Statements of Cash Flows
Years Ended June 30, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income	$	85,202	50,893
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		-	396
Changes in operating assets and liabilities:			
Commissions receivable		16,963	5,240
Prepaid expenses		788	(144)
Accounts payable		(1,508)	1,348
Income taxes payable to parent company		1,650	4,032
Net cash provided by operating activities		103,095	61,765
Cash flows from financing activities:			
Dividends paid		(107,000)	(37,400)
Net cash used in financing activities		(107,000)	(37,400)
Increase (decrease) in cash and cash equivalents		(3,905)	24,365
Cash and cash equivalents at beginning of year		62,224	37,859
Cash and cash equivalents at end of year	**$**	**58,319**	**62,224**
Supplemental cash flow information:			
Income taxes paid to parent Company	$	**34,034**	**10,520**

See accompanying notes to financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Atlantic Financial Services of Maine, Inc. (AFS), a wholly owned subsidiary of Ram Trust Services, Inc., was incorporated to engage in the business of performing securities transactions as a nonclearing broker. The Company's office is located in Portland, Maine. The Company's customers consist primarily of its parent's investment management clients.

The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 with the National Association of Securities Dealers, Inc. (NASD), and is a member of SIPC (Securities Investors Protection Corporation).

The Company introduces customers to independent clearing brokers on a fully-disclosed basis. Customer accounts are held and maintained by the clearing brokers. Only one clearing broker was used in 2007 and 2006.

Income Taxes - The parent company, Ram Trust Services, Inc. files a consolidated tax return which includes Atlantic Financial Services of Maine, Inc. Accordingly, income taxes are charged to the subsidiary by applying statutory rates to its pre-tax income as if it were a stand-alone taxpayer. Deferred income taxes are not significant. The effective rate is lower than the statutory maximum rate due to the effect of graduated tax rates.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment - Equipment is carried at capitalized cost less accumulated depreciation. Depreciation is computed using straight-line methods over the established useful lives of assets, which is three years.

Revenue Recognition and Commissions Receivable - Revenue is recognized on the accrual method when trades for customers are executed or when account maintenance or other services are performed.

Commissions receivable represent commission revenue earned but not yet received. Accounts are charged off to expense if deemed uncollectible by management. No allowance for uncollectible amounts is considered necessary.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of Minimum Net Capital of $5,000 and a ratio of Aggregate Indebtedness to Net Capital, as defined, not to exceed 1500%. At June 30, 2007, the Company's ratio of Aggregate Indebtedness to Net Capital was 26.3% and its Net Capital, Minimum Net Capital and Excess Net Capital were as follows:

Net Capital	$ 53,240
Minimum Net Capital	5,000
Excess Net Capital	**$ 48,240**

RELATED PARTY TRANSACTIONS

Due to common ownership and/or control, the Company is related to certain entities and it may enter into economic transactions with such entities that affect its financial condition and operations.

Substantially all revenues are from customers of the parent company; many of those customers are related parties to the parent company.

The parent company has periodically provided certain administrative services to the Company. During 2007 and 2006, the Company was charged $91,719 and $84,272, respectively, for such services by the parent, and the costs are reflected in the statements of income. At June 30, 2007 and 2006, accounts payable include $2,393 and $3,901 respectively, owed to the parent.

During the years ended June 30, 2007 and 2006, the Company paid dividends to the parent Company totaling $107,000 and $37,400, respectively.

INCOME TAXES

The total income tax liability at June 30, 2007 and 2006 consisted of the following:

	2007	2006
Current:		
Federal	$ 9,300	6,766
State	2,326	3,210
Total income tax payable	11,626	9,976
Deferred:		
Current:		
Federal	-	-
State	-	-
Total current deferred tax asset (liability)	-	-

Deferred income tax asset and liability is zero for both years as a result of having no temporary tax differences.

The provision for income taxes charged to income from continuing operations for the years ended June 30, 2007 and 2006 consisted of the following:

	2007	2006
Federal	$ 27,018	10,437
State	8,666	4,115
Total income tax expense	**$ 35,684**	**14,552**

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2007

Net Capital		
Total stockholder's equity:		
Common stock	$	1
Additional paid-in capital		36,576
Retained earnings		17,850
Total stockholder's equity qualified for Net Capital		54,427
Deductions:		
Nonallowable assets:		
Prepaid expenses		1,187
Equipment, net		-
Total deductions		1,187
Net Capital		53,240
Minimum Net Capital		5,000
Excess Net Capital	**$**	**48,240**
Aggregate Indebtedness:		
Accounts payable		2,393
Income taxes payable to parent company		11,626
		14,019
Ratio of Aggregate Indebtedness to Net Capital		**26.3%**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2007):		
Net capital, as reported in Company's Part II (Unaudited) Focus Report		49,975
Audit adjustments, net		4,452
Prepaid expenses not reported as non-allowable		(1,187)
Net Capital per above	$	53,240

See auditor's report.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Computation for Determination of Reserve
Requirement Pursuant to Rule 15c3-3
June 30, 2007

The provisions of this rule are not applicable to Atlantic Financial Services of Maine, Inc. pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Atlantic Financial Services of Maine, Inc. is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

Schedule 3

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Information Relating to the Possession or Control
Requirements Pursuant to Rule 15c3-3
June 30, 2007

The provisions of this rule are not applicable to Atlantic Financial Services of Maine, Inc. pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Atlantic Financial Services of Maine, Inc. is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.


Runyon
Kersteen
Ouellette

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Stockholder
Atlantic Financial Services of Maine, Inc.

In planning and performing our audit of the financial statements of Atlantic Financial Services of Maine, Inc. (a subsidiary of Ram Trust Services, Inc.) as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered Atlantic Financial Services of Maine, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Atlantic Financial Services of Maine, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified a deficiency in internal control that we consider to be a significant deficiency.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Segregation of Duties (Repeat)

Segregation of duties involves the assignment of responsibilities in such a way that different employees handle different parts of the same transaction. Anyone who records transactions or has access to assets ordinarily is in a position to perpetrate errors or irregularities. Appropriate segregation of duties helps to detect errors in a timely manner and deter improper activities. For example, having an employee with no cash receipts or disbursements responsibility perform the bank reconciliation is considerably more effective in meeting the applicable specific internal accounting control objectives. Similarly, internal accounting control is enhanced when the employee who handles the accounting for an asset, such as cash, is denied access to the asset; for example, the employee who maintains cash records should not be authorized to sign checks without a responsible co-signer.

Although the small size of the Company's office staff limits the extent of separation of duties, we believe certain steps continue to be taken to separate incompatible duties. The basic premise is that no one employee should have access to both physical assets and the related accounting records or to all phases of a transaction. One of the most critical areas of separation is cash, where we noted that the bookkeeper handles the posting of cash receipts and disbursements, prepares and signs checks, inputs payroll data and receives and reconciles the monthly bank statements.

The result is the danger that intentional or unintentional errors could be made and not detected. We recommend that the company president or treasurer continue to receive the monthly bank statements and review them and the cancelled checks prior to mailing to the bookkeeper for preparation of the monthly bank reconciliation. The company treasurer should also continue to review the reconciliations after they are prepared.

In addition to reviewing the monthly bank statements and reconciliation, we would also recommend that the company president or treasurer continue to approve payment of invoices prior to the submission of payment by the bookkeeper.

We believe this reconciliation process is critical and recommend that it continue to be performed monthly to ensure errors are identified and corrected in a timely manner. These simple steps would not require the addition of any new employees.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL, CONTINUED

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Runyon Kersteen Ouellette

August 8, 2007
South Portland, Maine

END